FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2012
Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____No   ✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
N/A

This Form 6-K consists of:

A press release regarding the entering of 19MW PV module supply agreement between JA Solar Holding Co., Ltd. (the “Registrant”) and Solarhybrid for utility scale solar power project in Germany, made by the Registrant in English on December 29, 2011.

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JA Solar Announces 19 MW PV Module Supply Agreement with Solarhybrid for Utility Scale Solar Power Project in Germany

SHANGHAI, December 29, 2011--- JA Solar Holdings Co., Ltd., (NASDAQ: JASO) ("JA Solar" or the "Company"), one of the world’s largest manufacturers of high-performance solar cells and solar power products, today announced that it has entered into an agreement with Solarhybrid AG (FRA: SHL) (“Solarhybrid”), a Germany-based project developer and general contractor for turn-key utility-scale solar power projects, to supply 19 MW of solar modules to Solarhybrid’s Allstedt I solar power plant in Halle, Germany. JA Solar is the exclusive solar module supplier to the project.

Under the terms of the agreement, JA Solar will supply Solarhybrid with approximately 19 MW of high-efficiency PV modules. Located on a former military airfield in Germany, the Allstedt I solar power plant is expected to generate 19,030,000 kWh of electricity annually and reduce CO2 emissions by 266,381 tons over a service period of 20 years. The power plant is scheduled to be connected to the grid and commence operation by the end of this year.

“We are delighted to work with Solarhybrid as the exclusive module supplier to the Allstedt I solar power project,” commented Dr. Peng Fang, CEO of JA Solar. “As this project demonstrates, demand and support for solar energy are strong in Germany. We look forward to working closely with Solarhybrid to ensure the success of this project and to take advantage of future growth opportunities in Germany and beyond.”

Tom Schroder, CEO of Solarhybrid, said: “Following a stringent supplier selection process, we are very pleased to choose JA Solar, a proven provider of industry leading solar products, as our partner for this project. JA Solar’s cost-effective, high-efficiency solutions will enable us to maximize the return on investment in this project. With JA Solar’s support, we look forward to opening the Allstedt I power plant by end of this year.”

JA Solar expects total module shipments to Solarhybrid to reach approximately 40 MW in 2011, including 19 MW of modules for the Allstedt I project.

Forward-looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks

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and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit www.jasolar.com.

About Solarhybrid AG:

Solarhybrid AG is a project developer and general contractor for turn-key photovoltaic power projects at utility scale. The company offers the following services:

- Project development and co-development
- Financing and structuring
- Sale to investors
- Engineering, procurement, and construction services (EPC contracting)
- Operation and Maintenance (O&M)

Project financing, structuring and marketing are all carried out by solarhybrid capital management GmbH, a wholly owned subsidiary of solarhybrid AG. A list of references with a total capacity of 266 megawatts (both completed and commissioned projects) is proof of the company’s expertise in technical, organizational and financial project management. Contracts for a further 123 megawatts are set to be awarded in the near future. The project pipeline totals approximately 350 megawatts in Europe and 2.25 gigawatts in the United States. The company is run from its locations in Hamburg, Frankfurt and Brilon. In addition to these, there are also local companies in Italy, the Middle East and the United States. Company shares are traded on the open market of the Frankfurt Stock Exchange. For more information, please visit www.solarhybrid.ag.

Contact:

In China

Martin Reidy

FINAL

Brunswick Group
Tel: +86-10-5960-8600
E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng
Brunswick Group
Tel: +1-212-333-3810
E-mail:jasolar@brunswickgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Peng Fang
Name:	Peng Fang
Title:	Chief Executive Officer

Date: January 6, 2012